                                                                    Exhibit 99.1

(SAP LETTERHEAD)

PRESS INFORMATION

                                                    SAP AG
                                                    Neurottstrasse 16
                                                    D-69190 Walldorf
                                                    Germany

                                                    CORPORATE COMMUNICATIONS
                                                    Phone +49 (62 27) 7- 4 63 11
                                                    Fax +49 (62 27) 7- 4 63 31
                                                    www.sap.com
                                                    E-mail: press@sap.com



FOR IMMEDIATE RELEASE





                                            Contact:    Herbert Heitmann
                                                        SAP AG
                                                        +49-6227-7-61137
                                                           -or-
                                                        Laurie Doyle Kelly
                                                        SAP AG
                                                        +49-6227-7-61136
                                                           -or-
                                                        Markus Berner
                                                        SAP AG
                                                        +49-6227-7-42548


SAP REPORTS REVENUE OF E1.66 BILLION FOR THE FIRST QUARTER OF 2002

     o  Total revenue up 9% to E1.66 billion

     o  Robust European performance

     o  Tougher sales environment in the Americas

     o  Outlook for FY 2002 confirmed

WALLDORF, GERMANY - APRIL 18, 2002 - SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today announced its results for the quarter ended March 31, 2002.

In the first quarter of 2002, revenues increased 9% over the same period last year to E1.66 billion (2001: E1.52 billion). First quarter 2002 operating income, before charges for stock-based compensation programs and TopTier acquisition related charges, rose 2% to E237 million (2001: E233 million), reflecting an operating margin of 14%. Net income for the first quarter 2002, adjusted for the TopTier acquisition costs and the Commerce One impact, was E121 million (2001: E117 million). Earnings per share, adjusted for the TopTier acquisition costs and the Commerce One impact, for the quarter was E0.38 (2001:
E0.37). Net income for the first quarter 2002, not adjusted for acquisition costs related to TopTier and the Commerce One impact, was E65 million (2001:
E109 million) and respective earnings per share for the quarter was E0.21 (2001:
E0.35).

"SAP is now positioned as the most open, integrated and comprehensive business software solution provider," said Hasso Plattner, Co-Chairman and CEO of SAP AG. "Companies are

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carefully weighing how to get the most out of the investments they've made. SAP continues to be a leader in this new, more challenging environment."

In the quarter, revenues in Europe, the Middle East and Africa (EMEA) region increased 11% to E886 million (2001: E796 million) and in the Asia-Pacific region (APA) revenues increased 4% to E185 million (2001: E178 million). Revenues in the Americas region grew 7% to E587 million (2001: E550 million). At constant currency rates, revenues in the Americas would have risen 5%.

"Against a very strong first quarter last year and despite tougher market conditions, our first quarter turned out largely as we expected. As the new year began, companies in the Americas approached new software investments cautiously. Europe once again delivered an encouraging performance and contributed significantly to our overall revenue figure," commented Henning Kagermann, Co-Chairman and CEO of SAP AG.

Product revenues in the first quarter rose 6% to E999 million (2001: E943 million). License revenues were down by 12% to E402 million (2001: E458 million). Consulting revenues increased 18% to E539 million (2001: E458 million). Training revenues were up 1% to E110 million (2001: E109 million).

The number of full-time equivalent employees at March 31, 2002, was 29,156, an increase of 3% over the number at December 31, 2001.

SAP has provided information on revenues from certain specific software solutions since the first quarter of 2001. In the first quarter of 2002, software revenues related to mySAP CRM (Customer Relationship Management) reached roughly E74 million (2001: E67 million), while mySAP SCM (Supply Chain Management) related revenues totaled around E79 million (2001: E103 million). These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts allocated based on usage surveys.

OUTLOOK

Conditions for software purchases are challenging, and while Europe remains relatively strong, businesses in the Americas are taking a more deliberate and measured approach to new software investments. The company expects a much stronger second half of the year, and still anticipates revenue for the full year to grow by around 15%. For the whole of 2002, SAP also expects its operating margin excluding stock-based compensation and TopTier acquisition related charges to improve at least one percentage point over the 20.0% achieved in 2001. SAP anticipates that the improvement will become more evident in the second half of the year as software license performance improves and the Group benefits from ongoing cost curtailment measures.

FIRST QUARTER HIGHLIGHTS

o SAP EXTENDS ITS POSITION AS THE WORLD'S LEADING PROVIDER OF E-BUSINESS SOFTWARE SOLUTIONS. Key contracts in the first quarter include Fleet Capital, Fossil, Industrias Gessy Lever, Lord Corporation, and Watson Pharmaceuticals, in the Americas; in EMEA Barclays Bank, CGEY, L'Oreal, Itellium Systems

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     (KarstadtQuelle), Porsche, and Rolls Royce PLC; and in Asia/Pacific China
     Ocean Shipping, Crystal Group, PTT, Shionogi, Singapore Civil Service, and Toyota Tsusho among others.


o SAP ANNOUNCED ITS NEW SMART BUSINESS SOLUTIONS PROGRAM FOR THE SMALL AND MEDIUM BUSINESS (SMB) MARKET AT CEBIT. For "sophisticated" SMBs with a high need for individualization and industry-specific functionality, SAP is globally expanding its strategy of offering industry-specific SMB solutions. SAP is also introducing a new application for "advanced" SMBs, which require less sophisticated individualization and industry-specific functionality from their IT solutions. This solution will be based on TopManage, a product currently developed and marketed by Israeli software company TopManage Financial Solutions LTD, which SAP acquired in the first quarter.


o SAP EXTENDS ITS OPEN INTEGRATION STRATEGY WITH MYSAP TECHNOLOGY. SAP announced that it has proactively integrated third-party infrastructure technologies, including Microsoft .NET and IBM WebSphere, satisfying the demand for easy integration of Web services in platform-specific environments. mySAP Technology consists of three elements: the SAP Web Application Server, the exchange infrastructure, and the portal infrastructure. All three elements enable compatibility with technologies from other vendors, including Microsoft .NET and third-party J2EE application servers. The SAP Web Application Server provides an ABAP and J2EE personality and is able to run any J2EE application.

o AT THE SAP CONFERENCE ON BUSINESS INTELLIGENCE AND ENTERPRISE PORTALS IN LEIPZIG, GERMANY, SAP ANNOUNCED THE NEXT GENERATION OF THE MYSAP BUSINESS INTELLIGENCE (MYSAP BI) SOLUTION. Major enhancements to this solution enable companies to achieve top business intelligence by providing the access, analysis and delivery of any information, structured and unstructured, to anyone throughout the enterprise and beyond. The SAP Conference on Business Intelligence and Enterprise Portals was the world's largest conference of this kind with over 2,500 attendees.


CONFERENCE CALL/WEBCAST/SUPPORTING SLIDES

SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific). The conference call will be web cast live at http://www.sap.com/investor and will be available for replay purposes as well. Slides related to today's announcement will be used during the conference call and are also available on the SAP website.

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REVENUE BY REGION (IN E MILLIONS)

                                                                              LICENSE        LICENSE
                                  REVENUE        REVENUE                      REVENUES       REVENUES
                                  1Q 2002        1Q 2001       % CHANGE       1Q 2002         1Q 2001
                                  -------        -------       --------       -------         -------
Total                             1,658           1,524            9             402            458
 - at constant currency rates                                      8
EMEA                                886             796           11             267            264
 - at constant currency rates                                     11
Asia Pacific                        185             178            4              45             66
 - at constant currency rates                                      6
Americas                            587             550            7              90            128
 - at constant currency rates                                      5


KEY FIGURES AT A GLANCE (IN E MILLIONS)
SAP GROUP

                                              1Q 2002         1Q 2001*         CHANGE        % CHANGE
                                              -------         --------         ------        --------
Revenues                                       1,658           1,524             134              9

License revenues                                 402             458             -56            -12

Operating income
before SBCP and TT acquisition
related charges                                  237             233               4              2

Headcount
(March 31, 2002 vs. December 31, 2001)        29,156          28,410             746              3

* except headcount figures

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com


                                      # # #

                               (Tables to follow)

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CONSOLIDATED INCOME STATEMENTS
SAP GROUP                                       1. QUARTER
(in EUR millions)

                                              2002           2001           DELTA
                                             ------         ------          -----
    Software revenue                            402            458           -12%
    Maintenance revenue                         597            485            23%
  Product revenue                               999            943             6%
    Consulting revenue                          539            458            18%
    Training revenue                            110            109             1%
  Service revenue                               649            567            14%
  Other revenue                                  10             14           -29%
                                             ------         ------          -----
TOTAL REVENUE                                 1,658          1,524             9%
                                             ------         ------          -----
  Cost of product                              -221           -197            12%
  Cost of service                              -510           -456            12%
  Research and development                     -222           -206             8%
  Sales and marketing                          -402           -365            10%
  General and administration                   -115            -86            34%
  Other income/expenses, net                     -2             -8           -75%
                                             ------         ------          -----
TOTAL OPERATING EXPENSE                      -1,472         -1,318            12%
                                             ------         ------          -----

OPERATING INCOME                                186            206           -10%
                                             ------         ------          -----

Other non-operating income/
expenses, net                                     0              5          -100%
Financial income, net                           -59            -25           136%
                                             ------         ------          -----
INCOME BEFORE INCOME TAXES                      127            186           -32%
                                             ------         ------          -----

Income taxes                                    -60            -74           -19%
Minority interest                                -2             -3           -33%
                                             ------         ------          -----
NET INCOME                                       65            109           -40%
                                             ------         ------          -----
BASIC EARNINGS PER SHARE (IN E)                0.21           0.35           -40%
                                             ------         ------          -----

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CONSOLIDATED INCOME STATEMENTS
SAP GROUP  1. QUARTER
ADDITIONAL INFORMATION

(in EUR millions)

                                                                 2002        2001       DELTA
                                                                 ----        ----       -----
Operating Income                                                  186         206        -10%
Depreciation & Amortization                                        54          53          2%
In-Process R&D                                                      0           0         n/a
                                                                 ----        ----        ----
EBITDA                                                            240         259         -7%
  MARGIN AS A % OF SALES                                          14%         17%
                                                                 ----        ----        ----

Operating Income                                                  186         206        -10%
Total Stock Based Compensation                                     45          27         67%
Top Tier acquisition cost                                           6           0         n/a
                                                                 ----        ----        ----
OPERATING INCOME EXCLUDING STOCK BASED COMPENSATION & TOP
TIER ACQUISITION COST                                             237         233          2%
  MARGIN AS A % OF  SALES                                         14%         15%
                                                                 ----        ----        ----
COMMERCE ONE IMPACT ON FINANCE INCOME                             -52          -8        550%
                                                                 ----        ----        ----
INCOME BEFORE INCOME TAXES                                        127         186        -32%
                                                                 ----        ----        ----
Income taxes                                                       60          74        -19%
                                                                 ----        ----        ----
EFFECTIVE TAX RATE                                                47%         40%
                                                                 ----        ----        ----
  Tax impact of Top Tier, Commerce One and others
  in Percentage Points                                            14%          2%
                                                                 ----        ----        ----
NET INCOME EXCLUDING ACQUISITION COST OF
TOP TIER & COMMERCE ONE                                           121         117          3%
                                                                 ----        ----        ----
EPS EXCLUDING ACQUISITION COST OF TOP TIER & COMMERCE ONE
(IN E)                                                           0.38        0.37          3%
                                                                 ----        ----        ----


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CONSOLIDATED BALANCE SHEETS
SAP GROUP
(in EUR millions)

ASSETS

                                                           03/31/2002       12/31/2001     DELTA
                                                           ----------       ----------     -----
INTANGIBLE ASSETS                                               497              500        -1%
PROPERTY, PLANT AND EQUIPMENT                                 1,013              997         2%
FINANCIAL ASSETS                                                672              707        -5%
                                                              -----            -----       ----
FIXED ASSETS                                                  2,182            2,204        -1%

INVENTORIES/ACCOUNTS RECEIVABLES                              2,420            2,394         1%
LIQUID ASSETS/MARKETABLE SECURITIES                           1,118              964        16%
                                                              -----            -----       ----
CURRENT ASSETS                                                3,538            3,358         5%

DEFERRED TAXES                                                  449              480        -6%

PREPAID EXPENSES                                                188              154        22%

                                                              -----            -----       ----
TOTAL ASSETS                                                  6,357            6,196         3%
                                                              -----            -----       ----


SHAREHOLDERS' EQUITY AND LIABILITIES
                                                           03/31/2002       12/31/2001     DELTA
                                                           ----------       ----------     -----
SHAREHOLDERS' EQUITY                                          3,240            3,110         4%

MINORITY INTEREST                                                66               63         5%

RESERVES AND ACCRUED LIABILITIES                              1,057            1,428       -26%

OTHER LIABILITIES                                               790            1,218       -35%

DEFERRED INCOME                                               1,204              377       219%

                                                              -----            -----       ----
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                    6,357            6,196         3%
                                                              -----            -----       ----

DAYS SALES OUTSTANDING                                           94               94